50 4/4/03

VF 4-3-03

03015952

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC FILE NUMBER
8 - 49249

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 3 1 2003 WASH. D.C. 155 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Asset Management Strategies LLC
NN: VCross Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 E. 42nd St Suite 2707
(No. and Street)

NEW YORK	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein — 212-587-6667
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early and Associates, LLC
(Name — *if individual, state last, first, middle name*)

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Paul Ehrenstein**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **VCross Capital Markets, LLC**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul Ehrenstein
Signature

Finop
Title

Lori A. George
Notary Public

LORI A. GEORGE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 7, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCROSS CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS ASSET MANAGEMENT STRATEGIES, LLC)
Report on Audit of Financial Statements and Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2002

VCROSS CAPITAL MARKETS, LLC

DECEMBER 31, 2002

Contents

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
VCross Capital Markets, LLC

We have audited the accompanying statement of financial condition of VCross Capital Markets, LLC (formerly known as Asset Management Strategies, LLC) as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCross Capital Markets, LLC (formerly known as Asset Management Strategies, LLC) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early & Associates, LLC

Florham Park, New Jersey
March 26, 2003

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

VCROSS CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash	$	49,987
Deposit with clearing broker		150,284
Prepaid expenses		360
Property and equipment, net of accumulated depreciation of $2,050		2,209
Total assets	$	202,840

Liabilities and Member's Equity

Liabilities

Accrued expenses	$	10,305
Payroll taxes payable		10,621
Total liabilities		20,926
Member's equity		181,914
Total liabilities and member's equity	$	202,840

The accompanying notes are an integral part of these financial statements.

VCROSS CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 1,241,785
Interest and dividend income	1,892
Other income	2,347
Total revenues	1,246,024
Expenses	
Salaries, commissions, and benefits	1,024,596
Clearance charges	78,660
Rent and occupancy expenses	11,700
Professional and consulting fees	52,116
Tickers and quotes	15,308
Other expenses	21,909
Total expenses	1,204,289
Net income	$ 41,735

The accompanying notes are an integral part of these financial statements.

VCROSS CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's equity - January 1, 2002	$	303,798
Capital contributions		326,100
Capital withdrawals		(489,719)
Net income		41,735
Member's equity - December 31, 2002	$	181,914

The accompanying notes are an integral part of these financial statements.

VCROSS CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 41,735
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	873
Changes in operating assets and liabilities:	
Decrease in marketable securities owned	299,483
Decrease in due from clearing broker	3
Decrease in other assets	900
Increase in deposit with clearing broker	(150,284)
Increase in prepaid expenses	(360)
Decrease in accrued expenses	(2,995)
Increase in payroll taxes payable	8,084
Total adjustments to net income	155,704
Net cash provided by operating activities	197,439
Cash flows from financing activities:	
Member capital contributions	326,100
Member capital withdrawals	(489,719)
Net cash used in financing activities	(163,619)
Net increase in cash	33,820
Cash - beginning of year	16,167
Cash - end of year	$ 49,987

The accompanying notes are an integral part of these financial statements.

VCROSS CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) ***Organization and business***

VCross Capital Markets, LLC (formerly known as Asset Management Strategies, LLC) (the "Company") is organized under the laws of the State of Connecticut. The Company is an introducing broker-dealer and is registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers.

(2) ***Summary of significant accounting policies***

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income taxes
No provision for federal or state income taxes has been provided for in the accompanying financial statements since the member is individually liable for the taxes on the Company's income.

(3) ***Property and equipment***

Property and equipment consists of the following:

Machinery & equipment	$ 2,226
Furniture & fixtures	2,033
	4,259
Less: accumulated depreciation	2,050
	$ 2,209

Depreciation expense was $873 for the year ended December 31, 2002.

(4) *Financial instruments with concentration of credit risk*

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

(5) *Net capital requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $26,339 which was $14,944 in excess of its required net capital of $11,395. The Company's aggregate indebtedness to net capital ratio was 6.49 to 1.

(6) *Subsequent events*

On March 21, 2003, the National Association of Securities Dealers ("NASD") approved an application by the firm for a change in ownership pursuant to a Rule 1017 application originally filed on August 28, 2002. The NASD has determined that a $100,000 capital contribution made on September 12, 2002 and an additional contribution of $50,000 made on December 16, 2002, both subject to a conditional guarantee, will not be considered as capital in accordance with Rule 15c3-1 until the conditional guarantee expires. The closing of the change in ownership will remove this conditional guarantee. The closing of this transaction must occur within 25 days from the date of approval.

VCROSS CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Schedule I

Computation of net capital

Member's equity	$	181,914
Deduct member's equity not allowable for net capital		(150,000)
Total member's equity allowable for net capital		31,914
Less non-allowable assets		
Prepaid expenses		360
Property and equipment, net		2,209
Net capital before haircuts		29,345
Haircuts - other securities		3,006
Net capital	$	26,339

Aggregate indebtedness

Accrued expenses	$	10,305
Payroll taxes payable		10,621
Contingent liability		150,000
Total aggregate indebtedness	$	170,926

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	11,395
Excess net capital	$	14,944
Ratio of aggregate indebtedness to net capital		6.49 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2002.

VCROSS CAPITAL MARKETS, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Schedule II

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

UNTRACHT EARLY
& ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
VCross Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of VCross Capital Markets, LLC (formerly known as Asset Management Strategies, LLC) (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax 973-408-9275

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early + Associates, LLC

Florham Park, New Jersey
March 26, 2003